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22 December 2017
FAO Mr. Russell Mancuso Branch Chief Office of Electronics and Machinery United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, DC 20549

Re:	Sensata Technologies Holding plc Registration Statement on Form S-4 Filed November 13, 2017 File No. 333-220735	Our ref: 70-40649519
Direct Dial: +44 207006 3688
E-mail: katherine.moir@cliffordchance.com

Dear Sir
We have acted as English law advisers to Sensata Technologies Holdings plc (“Sensata-UK”) and Sensata Technologies Holding N.V. in connection with the preparation of Sensata-UK’s registration statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on 29 September 2017 (File No. 333-220735), as amended to date (as so amended, the “Registration Statement”) and the proposed transactions that are the subject of the Registration Statement. In that capacity we have rendered legal opinions regarding certain aspects of the transaction which have been filed as exhibits 5.1 and 8.3 to the Registration Statement. In response to a comment from the Staff set forth in the Commission’s letter of 20 December 20 2017, this firm hereby acknowledges the provisions of section 14 of the U.S. Securities Act, under which any condition, stipulation, or provision binding any person acquiring any security to waive compliance with any provision of this subchapter or of the rules and regulations of the Commission shall be void.

Yours faithfully

/s/ Clifford Chance LLP
Clifford Chance LLP